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+--------+                                    UNITED STATES
| FORM 5 |                         SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549

[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

[_] Form 3 Holdings Reported

[_] Form 4 Transactions Reported
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1.  Name and Address of Reporting Person


    PIER                             JOHN                              JR.
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        (Last)                      (First)                        (Middle)


    C/O LAKELAND BANCORP, INC.
    250 OAK RIDGE ROAD
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                                   (Street)


    OAK RIDGE                          NJ                             07438
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  LAKELAND BANCORP, INC.
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)  ###-##-####
                                                                  --------------

4.  Statement for Month/Year   12/99
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)   12/98
                                                --------------------------------

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    [X] Director    [ ] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

                                                             0.72

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at            Direct       Bene-
LAKELAND BANCORP, INC.          Day/                                                    End of              (D) or       ficial
                                Year)                                                   Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
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

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COMMON                         2/15/99    DRP              245     A         19.00                               D          *1
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COMMON                         5/14/99    DRP              264     A         17.75                               D          *1
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COMMON                         7/15/99     J               429     A         15.50                               D          *1
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COMMON                         8/19/99    DRP              316     A         14.87                               D          *1
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COMMON                       11/15/99     DRP              341     A         13.84         63,766                D          *1
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COMMON                        2/15/99     DRP               37     A         19.00                               I          *2
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COMMON                        5/14/99     DRP               41     A         17.75                               I          *2
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COMMON                        8/19/99     DRP               48     A         14.87                               I          *2
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COMMON                       11/15/99     DRP               51     A         13.84          9,609                I          *2
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COMMON                       12/31/99      J               252     D          N/K            -0-                 I          *3
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COMMON                        2/15/99     DRP               18     A         19.00                               I          *4
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COMMON                        5/14/99     DRP               19     A         17.75                                          *4
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COMMON                        8/19/99     DRP               23     A         14.87                                          *4
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COMMON                       11/15/99     DRP               25     A          13.85          4,599                          *4
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COMMON                       12/31/99                                                       12,720               I          *5
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                                                   ---------------------------
                                                                                                         (A)         (D)

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

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


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6. Date Exer-          7. Title and Amount of            8. Price         9. Number            10. Owner-         11. Na-
   cisable and            Underlying Securities             of               of Deriv-             ship               ture
   Expiration             (Instr. 3 and 4)                  Deriv-           ative                 of De-             of In-
   Date                                                     ative            Secur-                rivative           direct
   (Month/Day/                                              Secur-           ities                 Secu-              Bene-
   Year)                                                    ity              Bene-                 rity:              ficial
                                                            (Instr. 5)       ficially              Direct             Owner-
 --------------------------------------------                                Owned                 (D) or             ship
 Date          Expira-              Amount or                                at End                Indi-              (Instr. 4)
 Exer-         tion         Title   Number of                                of Year               rect (I)
 cisable       Date                 Shares                                   (Instr. 4)            (Instr. 4)

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

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

Explanation of Responses:
        *1  Solely in name of John Pier Jr.                                             DRP -- Dividend Reinvestment Plan
        *2  Jointly held in name of John & Jane Pier, wife of John Pier Jr.             J 1 -- Custodial a/c transferred to son
        *3  John, cust. for John Pier, son of John Pier, Jr.                            J 2 -- Acquired thru merger of High Point
        *4  Solely owned by Jane Pier, wife of John Pier, Jr.                                  by LB
        *5  Held by Fidelity for John Pier, Jr.


        /s/ John Pier                     1/11/00
       --------------------------------  -----------------
       **Signature of Reporting Person        Date

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.